UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Cano Health, Inc.
(Name of Issuer)
Class A common stock, $0.0001 par value per share
(Title of Class of Securities)
13781Y103
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103		13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 13781Y103		13G	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,500,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,500,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc. (the “Issuer”), the successor entity of JAWS Acquisition Corp., to amend the Schedule 13G filed by the Reporting Persons on February 12, 2021 (the “Schedule 13G”). This Amendment No. 1 is being filed to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.
Item 1(a): Name of Issuer:
Cano Health, Inc. (the "Issuer").
Item 1(b): Address of Issuer's Principal Executive Offices:
The Issuer's principal executive offices are located at 9725 NW 117th Avenue, Suite #200, Miami, Florida 33178.
Item 2(d): Title of Class of Securities
:
Class A common stock, $0.0001 par value per share ("Common Stock").
Item 2(e): CUSIP Number:
13781Y103.
Item 4: Ownership:

A. Third Point LLC
(a) Amount beneficially owned: 11,500,000 shares of Common Stock.
(b) Percent of class: 6.37%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 180,410,977 of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021. Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the opening of the market on February 14, 2022.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote:11,500,000
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition:11,500,000

B. Daniel S. Loeb
(a) Amount beneficially owned:11,500,000 shares of Common Stock.
(b) Percent of class: 6.37%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 180,410,977 of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2021. Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the opening of the market on February 14, 2022.

(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote:11,500,000
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition:11,500,000

Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2022
THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.